Exhibit 21.1

List of Subsidiaries

Subsidiary Legal Name	Jurisdiction of Incorporation
Blue Coat Systems Canada, Inc.	Canada

Blue Coat Systems Ltd. (UK)	UK

CacheFlow Australia Pty. Ltd.	Australia

Blue Coat Systems International, Inc.	Delaware

Blue Coat Systems Hong Kong Ltd.	Hong Kong

CacheFlow Netherlands B.V.	Netherlands

Blue Coat Systems K.K. (Japan)	Japan

Entera Corporation	Delaware

Blue Coat Systems Latvia, SIA	Latvia

Blue Coat Systems, Belgium B.V.B.A.	Belgium

Riga Corporation	Delaware

Cerberian, Inc.	Delaware